Exhibit 99.5

CONSENT OF STEPHEN C. JOHNSON

I hereby consent to the references to, and information with respect to, me in my capacity as a proposed member of the Board of Directors of GigOptix, Inc., the Registrant, wherever such references and information appear in the Registration Statement, including the proxy statement/prospectus constituting a part thereof, and all amendments thereto.

/s/ Stephen C. Johnson
Stephen C. Johnson

August 29, 2008